SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2013

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

QUARTERLY REPORT

Quarter Ended September 30, 2013

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1= Rs.62.58, as published by Federal Reserve Board of Governors on September 30, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2013		September 30, 2013		March 31, 2013 Restated*
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
ASSETS
Current assets
Cash and cash equivalents	5	U.S.$	184	Rs.	11,521	Rs.	5,136
Other investments	6		251		15,681		16,963
Trade receivables			532		33,291		31,972
Inventories	7		381		23,874		21,600
Derivative financial instruments	9		7		453		546
Current tax assets			17		1,036		513
Other current assets			181		11,309		8,984

Total current assets		U.S.$	1,553	Rs.	97,165	Rs.	85,714

Non-current assets
Property, plant and equipment	10	U.S.$	679	Rs.	42,477	Rs.	37,814
Goodwill	11		55		3,466		3,193
Intangible assets	12		189		11,808		10,828
Investment in equity accounted investee			12		746		472
Other investment – non-current			—		—		209
Deferred tax assets			78		4,908		3,652
Other non-current assets			9		576		487

Total non-current assets		U.S.$	1,022	Rs.	63,981	Rs.	56,655

Total assets		U.S.$	2,575	Rs.	161,146	Rs.	142,369

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	173	Rs.	10,828	Rs.	11,862
Derivative financial instruments	9		37		2,296		95
Current tax liabilities			19		1,217		997
Bank overdraft	5		0		24		82
Short-term borrowings	13		303		18,963		18,914
Long-term borrowings, current portion	13		82		5,143		5,139
Provisions			41		2,563		2,288
Other current liabilities			223		13,979		14,714

Total current liabilities		U.S.$	879	Rs.	55,013	Rs.	54,091

Non-current liabilities
Long-term loans and borrowings, excluding current portion	13	U.S.$	401	Rs.	25,094	Rs.	12,625
Provisions – non-current			1		58		47
Deferred tax liabilities			29		1,811		1,838
Other non-current liabilities			17		1,084		963

Total non-current liabilities		U.S.$	448	Rs.	28,047	Rs.	15,473

Total liabilities		U.S.$	1,327	Rs.	83,060	Rs.	69,564

*	See Note 2(b)(vi).

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2013		September 30, 2013		March 31, 2013 Restated*
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Equity
Share capital	16	U.S.$	14	Rs.	850	Rs.	849
Equity shares held by controlled trust			(0)		(5)		(5)
Share premium			344		21,541		21,214
Share based payment reserve			13		788		911
Retained earnings			830		51,919		44,815
Debenture redemption reserve			34		2,135		1,711
Other components of equity			13		841		3,290

Equity attributable to equity holders of the Company		U.S.$	1,248	Rs.	78,069	Rs.	72,785
Non-controlling interest			0		17		20

Total Equity		U.S.$	1,248	Rs.	78,086	Rs.	72,805

Total liabilities and equity		U.S.$	2,575	Rs.	161,146	Rs.	142,369

*	See Note 2(b)(vi).

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Six months ended September 30,						Three months ended September 30,
Particulars	Note	2013		2013		2012		2013		2012
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Revenues		U.S$	991	Rs.	62,024	Rs.	54,215	Rs.	33,575	Rs.	28,809
Cost of revenues			440		27,536		25,573		14,106		13,708

Gross profit		U.S$	551	Rs.	34,488	Rs.	28,642	Rs.	19,469	Rs.	15,101

Selling, general and administrative expenses			296		18,530		16,291		9,736		8,013
Research and development expenses			87		5,438		3,322		3,009		1,759
Impairment loss on intangible assets	12		—		—		507		—		507
Impairment loss on goodwill	11		—		—		181		—		181
Other (income)/expense, net	14		(16)		(1,012)		(615)		(636)		(397)

Total operating expenses, net		U.S$	367	Rs.	22,956	Rs.	19,686	Rs.	12,109	Rs.	10,063

Results from operating activities		U.S$	184	Rs.	11,532	Rs.	8,956	Rs.	7,360	Rs.	5,038
Finance income			13		839		685		663		616
Finance expense			(10)		(618)		(526)		(372)		(245)

Finance (expense)/income, net	15	U.S$	4	Rs.	221	Rs.	159	Rs.	291	Rs.	371
Share of profit of equity accounted investees, net of tax			1		79		47		44		28

Profit before income tax		U.S$	189	Rs.	11,832	Rs.	9,162	Rs.	7,695	Rs.	5,437
Tax expense	20		(21)		(1,320)		(1,877)		(792)		(1,512)

Profit for the period		U.S$	168	Rs.	10,512	Rs.	7,285	Rs.	6,903	Rs.	3,925

Attributable to:
Equity holders of the Company			168		10,513		7,285		6,904		3,925
Non-controlling interest			(0)		(1)		—		(1)		—

Profit for the period		U.S$	168	Rs.	10,512	Rs.	7,285	Rs.	6,903	Rs.	3,925

Earnings per share
Basic earnings per share of Rs.5/- each	17	U.S$	0.99	Rs.	61.85	Rs.	42.93	Rs.	40.59	Rs.	23.12
Diluted earnings per share of Rs.5/- each	17	U.S$	0.98	Rs.	61.62	Rs.	42.77	Rs.	40.47	Rs.	23.06

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Six months ended September 30,						Three months ended September 30,
Particulars	2013		2013		2012		2013		2012
	Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Profit for the period	U.S.$	168	Rs.	10,512	Rs.	7,285	Rs.	6,903	Rs.	3,925
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:		—		—		—		—		—
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	(1)	Rs.	(66)	Rs.	50	Rs.	(159)	Rs.	29
Foreign currency translation adjustments		12		780		224		282		(141)
Effective portion of changes in fair value of cash flow hedges, net		(62)		(3,870)		1,216		(1,433)		3,076
Tax on items that may be reclassified subsequently to profit or loss		11		710		(482)		310		(740)

Total items that may be reclassified subsequently to profit or loss	U.S.$	(39)	Rs.	(2,446)	Rs.	1,008	Rs.	(1,000)	Rs.	2,224

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(39)	Rs.	(2,446)	Rs.	1,008	Rs.	(1,000)	Rs.	2,224

Total comprehensive income for the period	U.S.$	129	Rs.	8,066	Rs.	8,293	Rs.	5,903	Rs.	6,149

Attributable to:
Equity holders of the Company		129		8,064		8,293		5,902		6,149
Non-controlling interest		0		2		—		1		—

Total comprehensive income for the period	U.S.$	129	Rs.	8,066	Rs.	8,293	Rs.	5,903	Rs.	6,149

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital		Share premium		Fair value reserve		Foreign currency translation reserve		Hedging reserve
Balance as of April 1, 2013, as previously reported	169,836,475	Rs.	849	Rs.	21,214	Rs.	52	Rs.	3,928	Rs.	(390)
Impact of changes in accounting policies (See Note 2(b)(vi))	—		—		—		—		—		—

Restated balance as of April 1, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52	Rs.	3,928	Rs.	(390)
Issue of equity shares on exercise of options	263,260		1		327		—		—		—
Share based payment expense	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Debenture redemption reserve	—		—		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.21	—		—		—		(45)		—		—
Foreign currency translation differences, net of tax expense of Rs.4	—		—		—		—		773		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.693	—		—		—		—		—		(3,177)
Acquisition of non-controlling interest	—		—		—		—		—		—

Balance as of September 30, 2013	170,099,735	Rs.	850	Rs.	21,541	Rs.	7	Rs.	4,701	Rs.	(3,567)

Unreviewed convenience translation into U.S.$ (See Note 2(d))		U.S.$	14	U.S.$	344	U.S.$	0	U.S.$	75	U.S.$	(57)

Balance as of April 1, 2012, as previously reported	169,560,346	Rs.	848	Rs.	20,934	Rs.	30	Rs.	3,737	Rs.	(1,365)
Impact of changes in accounting policies (See Note 2(b)(vi))	—		—		—		—		—		—

Restated balance as of April 1, 2012	169,560,346	Rs.	848	Rs.	20,934	Rs.	30	Rs.	3,737	Rs.	(1,365)
Issue of equity shares on exercise of options	273,649		1		276		—		—		—
Share based payment expense	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Debenture redemption reserve	—		—		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.16	—		—		—		34		—		—
Foreign currency translation differences, net of tax expense of Rs.8	—		—		—		—		216		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.458	—		—		—		—		—		758
Acquisition of non-controlling interest	—		—		—		—		—		—

Balance as of September 30, 2012	169,833,995	Rs.	849	Rs.	21,210	Rs.	64	Rs.	3,953	Rs.	(607)

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share based payment reserve		Equity shares held by a controlled trust		Retained earnings		Debenture redemption reserve		Non-controlling interests		Actuarial gains / (losses)		Total
Balance as of April 1, 2013, as previously reported	Rs.	911	Rs.	(5)	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	—	Rs.	73,105
Impact of changes in accounting policies (See Note 2(b)(vi))		—		—		—		—		—		(300)		(300)

Restated balance as of April 1, 2013	Rs.	911	Rs.	(5)	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805
Issue of equity shares on exercise of options		(327)		—		—		—		—		—		1
Share based payment expense		204		—		—		—		—		—		204
Profit for the period		—		—		10,513		—		(1)		—		10,512
Dividend paid (including corporate dividend tax)		—		—		(2,985)		—		—		—		(2,985)
Debenture redemption reserve		—		—		(424)		424		—		—		—
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.21		—		—		—		—		—		—		(45)
Foreign currency translation differences, net of tax expense of Rs.4		—		—		—		—		3		—		776
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.693		—		—		—		—		—		—		(3,177)
Acquisition of non-controlling interest		—		—		(0)		—		(5)		—		(5)

Balance as of September 30, 2013	Rs.	788	Rs.	(5)	Rs.	51,919	Rs.	2,135	Rs.	17	Rs.	(300)	Rs.	78,086

Unreviewed convenience translation into U.S.$ (See Note 2(d))	U.S.$	13	U.S.$	(0)	U.S.$	830	U.S.$	34	U.S.$	0	U.S.$	(5)	U.S.$	1,248

Balance as of April 1, 2012, as previously reported	Rs.	801	Rs.	(5)	Rs.	31,599	Rs.	865	Rs.	—	Rs.	—	Rs.	57,444
Impact of changes in accounting policies (See Note 2(b)(vi))		—		—		—		—		—		(157)		(157)

Restated balance as of April 1, 2012	Rs.	801	Rs.	(5)	Rs.	31,599	Rs.	865	Rs.	—	Rs.	(157)	Rs.	57,287
Issue of equity shares on exercise of options		(276)		—		—		—		—		—		1
Share based payment expense		181		—		—		—		—		—		181
Profit for the period		—		—		7,285		—		—		—		7,285
Dividend paid (including corporate dividend tax)		—		—		(2,714)		—		—		—		(2,714)
Debenture redemption reserve		—		—		(424)		424		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.16		—		—		—		—		—		—		34
Foreign currency translation differences, net of tax expense of Rs.8		—		—		—		—		—		—		216
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.458		—		—		—		—		—		—		758
Acquisition of non-controlling interest		—		—		—		—		—		—		—

Balance as of September 30, 2012	Rs.	706	Rs.	(5)	Rs.	35,746	Rs.	1,289	Rs.	—	Rs.	(157)	Rs.	63,048

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
Particulars	2013		2013		2012
	Unreviewed convenience translation into U.S.$ (See Note 2(d))
Cash flows from operating activities:
Profit for the period	U.S.$	168	Rs.	10,512	Rs.	7,285
Adjustments for:
Income tax expense		21		1,320		1,877
Profit on sale of investments		(1)		(50)		(93)
Depreciation and amortization		53		3,346		2,673
Impairment loss on intangible assets		—		—		507
Impairment loss on goodwill		—		—		181
Allowance for sales returns		16		982		811
Allowance for doubtful trade receivables		1		60		61
Inventory write-downs		14		848		850
(Profit)/loss on sale of property, plant and equipment and intangible assets, net		(0)		(27)		20
Share of profit of equity accounted investees, net of income tax		(1)		(79)		(47)
Unrealized exchange (gain)/loss, net		(26)		(1,657)		(239)
Interest (income)/expense, net		1		59		63
Share based payment expense		3		204		181
Changes in operating assets and liabilities:
Trade receivables		31		1,926		(907)
Inventories		(45)		(2,807)		(3,269)
Trade payables		(25)		(1,552)		859
Other assets and other liabilities		(90)		(5,615)		(2,046)
Income tax paid		(34)		(2,145)		(1,553)

Net cash from operating activities	U.S.$	85	Rs.	5,325	Rs.	7,214

Cash flows used in investing activities:
Expenditures on property, plant and equipment	U.S.$	(90)	Rs.	(5,611)	Rs.	(3,548)
Proceeds from sale of property, plant and equipment		0		17		21
Purchase of investments		(169)		(10,576)		(11,482)
Proceeds from sale of investments		203		12,994		8,382
Proceeds from sale of intangible assets		0		29		—
Expenditures on intangible assets		(5)		(287)		(108)
Interest received		5		305		211

Net cash used in investing activities	U.S.$	(50)	Rs.	(3,129)	Rs.	(6,524)

Cash flows from financing activities:
Interest paid	U.S.$	(6)	Rs.	(405)	Rs.	(407)
Proceeds from issuance of equity shares		0		1		2
Proceeds/(repayment) from short term loans and borrowings, net		(56)		(3,529)		1,960
Proceeds/(repayment) of long term loans and borrowings, net		159		9,988		(23)
Dividend paid (including corporate dividend tax)		(48)		(2,985)		(2,714)
Cash paid for acquisition of non-controlling interest		(0)		(5)		—

Net cash from financing activities	U.S.$	49	Rs.	3,065	Rs.	(1,182)

Net increase/(decrease) in cash and cash equivalents	U.S.$	84	Rs.	5,261	Rs.	(492)
Effect of exchange rate changes on cash and cash equivalents		19		1,182		92
Cash and cash equivalents at the beginning of the period		81		5,054		7,379

Cash and cash equivalents at the end of the period	U.S.$	184	Rs.	11,497	Rs.	6,979

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1. Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Andhra Pradesh, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 23 of these unaudited condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on November 22, 2013.

b) Significant accounting policies

Except as described below, the accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2013 contained in the Company’s Annual Report on Form 20-F. The following changes in the accounting policies are also expected to be reflected in the Company’s consolidated financial statements for the year ending March 31, 2014.

Changes in accounting policies:

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of April 1, 2013:

•	IFRS 10, “Consolidated Financial Statements”;

•	IFRS 11, “Joint Arrangements”;

•	IFRS 12, “Disclosure of Interests in Other Entities”;

•	IFRS 13, “Fair Value Measurement”;

•	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”;

•	IAS 19, “Employee Benefits (2011)”;

•	Amendments to IAS 32, “Financial Instruments: Income taxes arising from distribution to equity holders”;

•	Amendments to IAS 34, “Interim Financial Reporting: Segment information for total assets and liabilities”; and

•	Amendments to IFRS 7, “Financial instruments: Disclosures”.

(i) Subsidiaries

As a result of IFRS 10, the Company has changed its accounting policy with respect to the basis for determining control. IFRS 10 replaces the guidance on consolidation in IAS 27, “Consolidated and Separate Financial Statements”, and SIC 12, “Consolidation—Special Purpose Entities”.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

b) Significant accounting policies (continued)

IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In particular, IFRS 10 requires the Company to consolidate investees that it controls on the basis of de facto circumstances. Subsidiaries are consolidated from the date control commences until the date control ceases.

In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

(ii) Joint arrangements

Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, under IAS 31, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its existing joint operations and concluded that adoption of IFRS 11 does not have any impact on the classification of such operations into joint arrangements and joint ventures. Refer to Note 25 and 26 for further details.

(iii) IFRS 12 Disclosure of interests in other entities

IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities. Necessary disclosures have been made in these unaudited condensed consolidated interim financial statements, wherever necessary.

(iv) Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRS, and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on these unaudited condensed consolidated interim financial statements from the adoption of the measurement requirements of IFRS 13. The Company has provided disclosures as required by IFRS 13 in Note 9 (Financial instruments) to these unaudited condensed consolidated interim financial statements.

(v) Presentation of items of other comprehensive income

As a result of the amendments to IAS 1, the Company modified the presentation of items of other comprehensive income in its unaudited condensed consolidated interim statement of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 had no impact on the recognized assets, liabilities and comprehensive income of the Company.

(vi) Employee benefits

The Company has adopted revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of unrecognized gains and losses through re-measurements of the net defined benefit liability/(asset) through other comprehensive income. Consequently, the Company has recorded Rs.157 and Rs.300 as on April 1, 2012 and April 1, 2013, respectively, representing the unrecognized actuarial loss, net of tax, as on those dates. Previously, these amounts were not recorded under the corridor approach specified in IAS 19.

Furthermore, revised IAS 19 also requires the interest expense/(income) on plan assets to be considered in profit and loss to be restricted to the discount rate based on the government securities yield. The actual return of the portfolio in excess of such yields is recognized through the other comprehensive income. Revised IAS 19 also requires the effect of any plan amendments to be recognized immediately through net profit, in the statement of comprehensive income. In addition, the revised standard amends the definitions of “termination benefits” and “settlements”. The effect of these changes is immaterial and, accordingly, no further disclosures have been made in these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

b) Significant accounting policies (continued)

(vii) Amendments to IAS 32, IAS 34 and IFRS 7

The amendments to IAS 32, IAS 34 and IFRS 7 do not have any material impact on these unaudited condensed consolidated interim financial statements of the Company.

c) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sales of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d) Convenience translation (unreviewed)

The unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of and for the six months ended September 30, 2013 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.62.58, as published by the Federal Reserve Board of Governors on September 30, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unreviewed.

e) Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2013.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

f) Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9—Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, which will change the classification and measurement of financial instruments, hedging requirements and recognition of fair value changes. Currently, new requirements have been issued only on the classification and measurement for financial assets and financial liabilities. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company believes that the adoption of IFRS 9 will not have any material impact on its consolidated financial statements.

Amendment to IAS 32—Offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32 “Offsetting financial assets and financial liabilities”. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

Amendment to IAS 36—Impairment of Assets

In May 2013, the IASB issued amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”. IAS 36 has been amended to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments to IAS 36 are effective for fiscal years beginning on or after January 1, 2014. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment involves the discovery of new chemical entities and differentiated formulations for commercialization and out-licensing. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the six months ended September 30,
Segments	Global Generics				PSAI				Proprietary Products				Others				Total
	2013		2012		2013		2012		2013		2012		2013		2012		2013		2012
Segment revenues (1)	Rs.	48,450	Rs.	39,169	Rs.	12,271	Rs.	13,402	Rs.	745	Rs.	681	Rs.	558	Rs.	963	Rs.	62,024	Rs.	54,215

Gross profit	Rs.	31,042	Rs.	23,121	Rs.	2,691	Rs.	4,423	Rs.	687	Rs.	611	Rs.	68	Rs.	487	Rs.	34,488	Rs.	28,642
Selling, general and administrative expenses																		18,530		16,291
Research and development expenses																		5,438		3,322
Impairment loss on intangible assets																		—		507
Impairment loss on goodwill																		—		181
Other (income)/expense, net																		(1,012)		(615)

Results from operating activities																	Rs.	11,532	Rs.	8,956
Finance (expense)/income, net																		221		159
Share of profit of equity accounted investees, net of income tax																		79		47

Profit before income tax																	Rs.	11,832	Rs.	9,162
Income tax expense																		(1,320)		(1,877)

Profit for the period																	Rs.	10,512	Rs.	7,285

Note 1:

Segment revenue for the six months ended September 30, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at cost of Rs.2,445 (as compared to Rs.2,651for the six months ended September 30, 2012).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:	For the three months ended September 30,
Segments	Global Generics				PSAI				Proprietary Products				Others				Total
	2013		2012		2013		2012		2013		2012		2013		2012		2013		2012
Segment revenues (1)	Rs.	26,548	Rs.	20,103	Rs.	6,403	Rs.	7,875	Rs.	425	Rs.	303	Rs.	199	Rs.	528	Rs.	33,575	Rs.	28,809

Gross profit/(loss)	Rs.	17,559	Rs.	11,858	Rs.	1,577	Rs.	2,703	Rs.	406	Rs.	262	Rs.	(73)	Rs.	278	Rs.	19,469	Rs.	15,101
Selling, general and administrative expenses																		9,736		8,013
Research and development expenses																		3,009		1,759
Impairment loss on intangible assets																		—		507
Impairment loss on goodwill																		—		181
Other (income)/expense, net																		(636)		(397)

Results from operating activities																	Rs.	7,360	Rs.	5,038
Finance (expense)/income, net																		291		371
Share of profit of equity accounted investees, net of income tax																		44		28

Profit before income tax																	Rs.	7,695	Rs.	5,437
Income tax expense																		(792)		(1,512)

Profit for the period																	Rs.	6,903	Rs.	3,925

Note 1:

Segment revenue for the three months ended September 30, 2013 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.1,430 (as compared to Rs.1,341 for the three months ended September 30, 2012).

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	For the six months ended September 30,
	2013		2012
North America (the United States and Canada)	Rs.	27,059	Rs.	20,810
Russia and other countries of the former Soviet Union		10,005		8,008
India		9,562		9,121
Europe		8,094		9,372
Others		7,304		6,904

	Rs.	62,024	Rs.	54,215

	For the three months ended September 30,
	2013		2012
North America (the United States and Canada)	Rs.	14,693	Rs.	11,250
Russia and other countries of the former Soviet Union		5,516		3,841
India		5,278		5,028
Europe		4,236		4,817
Others		3,852		3,873

	Rs.	33,575	Rs.	28,809

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Analysis of revenue by geography within Global Generics segment:

The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customers:

	For the six months ended September 30,
	2013		2012
North America (the United States and Canada)	Rs.	24,115	Rs.	17,191
Russia and other countries of the former Soviet Union		10,005		8,008
India		7,700		7,361
Europe		3,334		3,954
Others		3,296		2,655

	Rs.	48,450	Rs.	39,169

	For the three months ended September 30,
	2013		2012
North America (the United States and Canada)	Rs.	13,244	Rs.	9,270
Russia and other countries of the former Soviet Union		5,516		3,841
India		4,207		3,879
Europe		1,761		1,777
Others		1,820		1,336

	Rs.	26,548	Rs.	20,103

Analysis of revenue by geography within PSAI segment:

The following table shows the distribution of the Company’s revenues by geography within the Company’s PSAI segment, based on the location of the customers:

	For the six months ended September 30,
	2013		2012
North America (the United States and Canada)	Rs.	2,036	Rs.	2,418
India		1,863		1,759
Europe		4,451		5,139
Others		3,921		4,086

	Rs.	12,271	Rs.	13,402

	For the three months ended September 30,
	2013		2012
North America (the United States and Canada)	Rs.	944	Rs.	1,353
India		1,071		1,148
Europe		2,358		2,906
Others		2,030		2,468

	Rs.	6,403	Rs.	7,875

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Analysis of revenues by key products in the Company’s Global Generics segment:

	For the six months ended September 30,				For the three months ended September 30,
	2013		2012		2013		2012
Omeprazole	Rs.	5,757	Rs.	5,500	Rs.	3,037	Rs.	2,912
Nimesulide		3,197		2,438		1,879		1,261
Zoledronic acid		1,746		58		748		16
Decitabine		1,328		—		1,328		—
Fondaparinux		1,269		1,162		583		664
Ketorolac		1,176		1,103		619		511
Ciprofloxacin		1,159		1,198		673		658
Cetirizine		1,145		927		582		356
Tacrolimus		1,119		1,102		498		762
Finasteride		1,117		278		453		127
Others		29,437		25,403		16,148		12,836

Total	Rs.	48,450	Rs.	39,169	Rs.	26,548	Rs.	20,103

Analysis of revenues by key products in the Company’s PSAI segment:

	For the six months ended September 30,				For the three months ended September 30,
	2013		2012		2013		2012
Naproxen	Rs.	1,856	Rs.	1,646	Rs.	1,082	Rs.	937
Clopidogrel		855		1,492		423		829
Epoxide		661		—		204		—
Ciprofloxacin		652		255		357		150
Escitalopram oxalate		612		1,062		385		709
Atorvastatin		583		1,057		353		446
Moxifloxacin		482		62		147		33
Levetiracetum		388		287		90		168
Gemcitabine		364		279		221		176
Ranitidine		325		247		173		133
Others		5,493		7,015		2,968		4,294

Total	Rs.	12,271	Rs.	13,402	Rs.	6,403	Rs.	7,875

4. Business combinations

OctoPlus N.V.

On February 15, 2013, the Company, through its wholly-owned subsidiary Reddy Netherlands B.V., acquired 93.1% of the outstanding equity shares of OctoPlus N.V. (“OctoPlus”) through a combination of open market purchases as well as acceptance of shares tendered during the tender offer. OctoPlus is a specialty pharmaceutical company founded in 1995. OctoPlus is headquartered in Leiden, the Netherlands, and provides pharmaceutical development services, controlled release drug delivery technologies and current good manufacturing practice (“cGMP”) manufacturing of final products.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4. Business combinations (continued)

The aggregate purchase consideration paid for OctoPlus shares was Rs.1,772. During the year ended March 31, 2013 and based on management’s estimate of fair values, the Company allocated the aggregate purchase price paid for OctoPlus as follows:

Particulars	Amount
Total consideration paid	Rs.	1,772
Identifiable assets acquired
Current assets (including cash and cash equivalents of Rs.26)		220
Property, plant and equipment		981
Intangibles:
Complex injectable know-how		510
Customer contracts		38
Customer relationships		279
Deferred tax assets		182
Liabilities assumed
Fair value of finance lease liabilities		(572)
Deferred tax liabilities		(182)
Other current liabilities		(704)

Total identifiable net assets	Rs.	752
Non-controlling interest at fair value	Rs.	(132)
Goodwill	Rs.	1,152

The total goodwill amount of Rs.1,152 is attributable primarily to the acquired employee workforce and expected synergies.

Acquisition related costs of Rs.123 were excluded from the consideration transferred and were recognized as expense in the consolidated income statement for the year ended March 31, 2013. The fair value of the non-controlling interest was determined using the equity share price of OctoPlus as on the date of acquisition.

During the period from February 16, 2013 to March 31, 2013, the Company acquired further equity shares totalling 5.8% of the total share capital of OctoPlus at a price of Euro 0.52 per share through a combination of open market purchases as well as acceptance of shares tendered during the post-acquisition offer period. Further, during the six months ended September 30, 2013, the Company acquired equity shares totalling 0.25% of the total share capital of OctoPlus at a price of Euro 0.52 per share. The total shareholding of the Company in OctoPlus as at September 30, 2013 was 99.15%. Acquisition of these non-controlling interests has been recorded as a treasury transaction as part of the respective period’s Consolidated Statement of Changes in Equity, as it represents changes in ownership interest without the change of control by the Company.

5. Cash and cash equivalents

Cash and cash equivalents consist of:

	As of
	September 30, 2013		March 31, 2013
Cash balances	Rs.	5	Rs.	5
Balances with banks		6,195		4,381
Term deposits with banks (maturities up to 3 months)		5,321		750

Cash and cash equivalents in the statement of financial position	Rs.	11,521	Rs.	5,136
Bank overdrafts used for cash management purposes		(24)		(82)

Cash and cash equivalents in the cash flow statement	Rs.	11,497	Rs.	5,054

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Cash and cash equivalents (continued)

Balances with banks included restricted cash of Rs.374 and Rs.324, as of September 30, 2013 and March 31, 2013, which consisted of:

•	Rs.41 as of September 30, 2013 and Rs.38 as of March 31, 2013, representing amounts in the Company’s unclaimed dividend and debenture interest account;

•

Rs.117 as of September 30, 2013 and Rs.95 as of March 31, 2013, representing amounts deposited as security for a bond obtained for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•

Rs.186 as of September 30, 2013 and Rs.166 as of March 31, 2013, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered into with Um PharmaUji Sdn. Bhd., Malaysia; and

•	Rs.30 as of September 30, 2013 and Rs.25 as of March 31, 2013, representing other restricted cash amounts.

6. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having a maturity period exceeding 3 months) with banks. As of September 30, 2013, all such investments were current, the details of which are as follows:

	Cost		Gain/(loss) recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	2,690	Rs.	(16)	Rs.	2,674
Investment in equity securities		3		16		19
Term deposits with banks (maturities more than 3 months)(1)		12,988		—		12,988

	Rs.	15,681	Rs.	—	Rs.	15,681

(1)

In accordance with the Ministry of Corporate Affairs, Government of India, circular No. 4/2013, the Company has deposited an amount of Rs.800 in a separate bank account as earmarked funds towards redemption of its bonus debentures.

The details of such investments as of March 31, 2013 were as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	1,966	Rs.	44	Rs.	2,010
Investment in equity securities		3		22		25
Term deposits with banks (maturities more than 3 months)		15,137		—		15,137

	Rs.	17,106	Rs.	66	Rs.	17,172

Less: Current portion
Investment in units of mutual funds	Rs.	1,966	Rs.	44	Rs.	2,010
Investment in equity securities		3		22		25
Term deposits with banks (maturities more than 3 months and up to 12 months)		14,928		—		14,928

	Rs.	16,897	Rs.	66	Rs.	16,963

Non-current portion
Term deposits with banks (maturities more than 12 months)	Rs.	209	Rs.	—	Rs.	209

	Rs.	209	Rs.	—	Rs.	209

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7. Inventories

Inventories consist of the following:

	As of
	September 30, 2013		March 31, 2013
Raw materials	Rs.	7,224	Rs.	7,256
Packing material, stores and spares		1,524		1,414
Work-in-process		6,294		5,636
Finished goods		8,832		7,294

	Rs.	23,874	Rs.	21,600

During the three months and six months ended September 30, 2013, the Company recorded inventory write-downs of Rs.439 and Rs.848, respectively (as compared to Rs.420 and Rs.850 for the three months and six months ended September 30, 2012, respectively). These adjustments were included in cost of revenues. Cost of revenues for the three months and six months ended September 30, 2013 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to Rs.8,859 and Rs.17,111, respectively (as compared to Rs.8,848 and Rs.16,642 for the three months and six months ended September 30, 2012, respectively). The above table includes inventories amounting to Rs.518 and Rs.565 which are carried at fair value, less cost to sell, as at September 30, 2013 and March 31, 2013, respectively.

8. Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros.

The Company uses forward contracts, future contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net loss of Rs.1,433 and a net loss of Rs.3,870 for the three and six months ended September 30, 2013, respectively (as compared to a net gain of Rs.3,076 and Rs.1,216 for the three and six months ended September 30, 2012, respectively). The Company also recorded, as part of revenue, a net loss of Rs.653 and Rs.502 during the three and six months ended September 30, 2013, respectively (as compared to a net loss of Rs.1,040 and Rs.1,730 during the three and six months ended September 30, 2012, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.4,124 and Rs.253 as of September 30, 2013 and March 31, 2013, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8. Hedges of foreign currency risks (continued)

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net loss of Rs.1,009 and Rs.2,859 for the three and six months ended September 30, 2013, respectively (as compared to a net gain of Rs.1,497 and Rs.701 for the three and six months ended September 30, 2012, respectively).

9. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities. The net carrying amount of all non-derivative financial instruments as at September 30, 2013 and March 31, 2013 was a net liability of Rs.10,827 and Rs.7,644, respectively. The fair value of all non-derivative financial instruments was a net liability of Rs.10,786 and Rs.7,597, respectively, as at September 30, 2013 and March 31, 2013.

Derivative financial instruments

The Company is exposed to exchange rate risk, which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros. The Company uses forward exchange contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates.

During the year ended March 31, 2013, the Company entered into certain cross currency interest rate swaps which had the effect of converting a portion of the Company’s rupee denominated liability for bonus debentures into U.S. dollar and Euro denominated notional liability. As part of these arrangements, the Company pays interest on the U.S. dollar and Euro denominated notional liability and receives interest on the rupee denominated notional asset. These derivatives lower the interest expense of the Company while exposing it to foreign exchange risk on USD/INR and Euro/INR exchange rate movements. Further, these derivatives create notional U.S. dollar and Euro denominated liability for the Company which acts as natural hedge against the Company’s net U.S. dollar and Euro denominated assets.

The Company has also entered into certain interest rate swaps to hedge the interest rate risk on its loans and borrowings.

The net carrying amount and fair value of all derivative financial instruments was a net liability and net asset of Rs.1,843 and Rs.451, respectively, as at September 30, 2013 and March 31, 2013.

10. Property, plant and equipment

Acquisitions and disposals

During the six months ended September 30, 2013, the Company acquired assets at an aggregate cost of Rs.5,898 (as compared to a cost of Rs.3,725 and Rs.8,181 for the six months ended September 30, 2012 and the year ended March 31, 2013, respectively). Assets acquired during the six months ended September 30, 2013 include an amount of Rs.1,150 (excluding taxes and duties) towards assets acquired from Ecologic Chemicals Limited through an asset purchase agreement. Refer to Note 27 for further details.

Assets with a net book value of Rs.18 were disposed of during the six months ended September 30, 2013 (as compared to Rs.24 and Rs.76 for the six months ended September 30, 2012 and the year ended March 31, 2013, respectively), resulting in a net loss on disposal of Rs.2 during the six months ended September 30, 2013 (as compared to net loss of Rs.3 and Rs.11 for the six months ended September 30, 2012 and the year ended March 31, 2013, respectively).

Depreciation expense for the three months and six months ended September 30, 2013 was Rs.1,171 and Rs.2,288, respectively (as compared to Rs.943 and Rs.1,840 for the three months and six months ended September 30, 2012, respectively).

Capital commitments

As of September 30, 2013 and March 31, 2013, the Company was committed to spend approximately Rs.3,328 and Rs.2,912, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11. Goodwill

Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators of impairment.

The following table presents the changes in goodwill during the six months ended September 30, 2013 and 2012 and the year ended March 31, 2013:

	Six months ended September 30, 2013		Six months ended September 30, 2012		Year ended March 31, 2013
Opening balance (1)	Rs.	3,193	Rs.	2,208	Rs.	2,208
Goodwill arising on business combinations during the period/year (2)		—		—		1,152
Impairment loss during the period/year (3)		—		(181)		(181)
Effect of translation adjustments		273		12		14

Closing balance (1)	Rs.	3,466	Rs.	2,039	Rs.	3,193

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.
(2)	This pertains to goodwill arising on the acquisition of OctoPlus N.V.
(3)

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy’s Srl’s cash-generating unit and recorded an impairment loss of goodwill and an impairment loss on intangible assets of Rs.181 and Rs.10, respectively, during the year ended March 31, 2013.

12. Intangible assets

Acquisitions of intangibles

During the three and six months ended September 30, 2013, the Company acquired intangible assets at an aggregate cost of Rs.138 and Rs.287, respectively (as compared to a cost of Rs.87 and Rs.127 for the three and six months ended September 30, 2012, respectively, and Rs.1,493 for the year ended March 31, 2013).

Amortization expenses for the three and six months ended September 30, 2013 were Rs.562 and Rs.1,058, respectively (as compared to amortization expenses of Rs.433 and Rs.833 for the three months and six months ended September 30, 2012, respectively).

Impairment losses recorded for the year ended March 31, 2013

During the year ended March 31, 2013, the Company determined that there was a decrease in expected cash flows of a product portfolio forming part of certain product related intangibles, primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amounts of such product-related intangibles using the value in use approach and determined that the carrying amount of such product-related intangibles was higher than its recoverable amount. Accordingly, an impairment loss of Rs.497 for such product related intangibles was recorded for the year ended March 31, 2013. The above impairment losses relate to the Company’s Global Generics segment.

The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.52%. As at March 31, 2013, the carrying amount of such product related intangibles after impairment was Rs.1,288.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Loans and borrowings

Short term loans and borrowings

The Company had net short term borrowings of Rs.18,963 as of September 30, 2013, as compared to Rs.18,914 as of March 31, 2013. The borrowings consist primarily of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Germany and the United States.

Short term borrowings consist of the following:

	As of
	September 30, 2013		March 31, 2013
Packing credit foreign currency borrowings	Rs.	17,183	Rs.	14,736
Other foreign currency borrowings		313		3,128
Borrowings on transfer of receivables		1,467		1,050

	Rs.	18,963	Rs.	18,914

An interest rate profile of short term borrowings from banks is given below:

As of
	September 30, 2013		March 31, 2013
	Currency	Interest Rate	Currency	Interest Rate
Packing credit foreign currency borrowings	USD	LIBOR + 50 to 85 bps	USD	LIBOR + 50 to 120 bps
	EURO	LIBOR + 50 to 65 bps	EURO	LIBOR + 50 to 125 bps
	RUB	7.25% to 7.50%	RUB	7.25% to 8%
Other foreign currency borrowings	USD	LIBOR + 100 bps	EURO	LIBOR + 110 bps
Borrowings on transfer of receivables	RUB	7.50% to 7.65%	RUB	7.30%

Borrowings on transfer of receivables

From time to time, the Company enters into receivables transfer arrangements with various banks, in which the Company transfers its short term trade receivables in return for obtaining short term funds. As part of these transactions, the Company provides the applicable bank with credit indemnities over the expected losses of those receivables. Since the Company retains substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and recognizes the cash received in respect of the transaction as short term borrowings. As of September 30, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was Rs.1,508 (RUB 780) and the carrying amount of the associated liability, net of finance cost, was Rs.1,467 (RUB 759). As of March 31, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was Rs.1,090 (RUB 625) and the carrying amount of the associated liability, net of finance cost, was Rs.1,050 (RUB 602).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Loans and borrowings (continued)

Long-term borrowings

Long-term loans and borrowings consist of the following:

	As of
	September 30, 2013		March 31, 2013
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	13,665	Rs.	11,829
Foreign currency borrowing by the parent company		9,391		—
Foreign currency borrowing by the Company’s U.K. subsidiary		1,012		—
Obligations under finance leases		1,100		876
Bonus debentures		5,069		5,059

	Rs.	30,237	Rs.	17,764

Less: Current portion
Obligations under finance leases	Rs.	74	Rs.	80
Bonus debentures		5,069		5,059

	Rs.	5,143	Rs.	5,139

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	13,665	Rs.	11,829
Foreign currency borrowing by the parent company		9,391		—
Foreign currency borrowing by the Company’s U.K. subsidiary		1,012		—
Obligations under finance leases		1,026		796

	Rs.	25,094	Rs.	12,625

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term bank loan of Swiss Subsidiary

On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of Rs.10,713 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank Of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank Of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

The term of the loan is for sixty months starting from December 31, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from December 31, 2011. The loan carries an interest rate of U.S. LIBOR + 145 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the Net Worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of September 30, 2013, the Company was in compliance with the foregoing financial covenants.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Loans and borrowings (continued)

As part of this arrangement, the Company incurred an amount of Rs.182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and those are being amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on September 30, 2013 and March 31, 2013 was Rs.13,665 and Rs.11,829, respectively.

Long-term bank loan of the parent company

On June 18, 2013, the Company entered into a loan agreement providing for it to borrow the sum of Rs.9,089 (U.S.$150), from Bank of America, N.A.

The term of the loan is for sixty six months starting from August 12, 2013. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013. The loan carries an interest rate of U.S. LIBOR + 179 basis points.

The loan agreement imposes various financial covenants on the Company, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Company shall at all times maintain a positive net worth.

The financial computations for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company prepared based on IFRS. As of September 30, 2013, the Company was in compliance with the foregoing financial covenants.

Issuance of bonus debentures

As explained in Note 23 of these unaudited condensed consolidated interim financial statements, the Company issued unsecured redeemable bonus debentures in the amount of Rs.5,078 during the year ended March 31, 2011. In relation to the issuance, the Company incurred directly attributable transaction costs of Rs.51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at their face value on March 24, 2014 and the Company is obligated to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity.

	As at
	September 30, 2013		March 31, 2013
Opening balance at the beginning of the period/year	Rs.	5,059	Rs.	5,042
Amortization of issuance cost during the period/year		10		17

Closing balance at the end of the period/year	Rs.	5,069	Rs.	5,059

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Loans and borrowings (continued)

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at
	September 30, 2013		March 31, 2013
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowing by the Company’s Swiss subsidiary	USD	LIBOR + 145 bps	USD	LIBOR + 145 bps
Foreign currency borrowing by the parent company	USD	LIBOR + 179 bps	—	—
Foreign currency borrowing by the Company’s U.K. subsidiary	GBP	LIBOR + 130 bps	—	—
Bonus debentures	INR	9.25%	INR	9.25%

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.19,723 and Rs.20,364 as of September 30, 2013 and March 31, 2013, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments to hedge foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of September 30, 2013 and March 31, 2013 was Rs.13,773 and Rs.12,151, respectively.

14. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Six months ended September 30,				Three months ended September 30,
	2013		2012		2013		2012
Loss/(profit) on sale of property, plant and equipment and intangible assets, net	Rs.	(27)	Rs.	20	Rs.	1	Rs.	17
Sale of spent chemicals		(231)		(264)		(124)		(149)
Miscellaneous income(1)		(754)		(203)		(513)		(97)
Reversal of provision for expected claim from innovator		—		(168)		—		(168)

	Rs.	(1,012)	Rs.	(615)	Rs.	(636)	Rs.	(397)

(1)

Miscellaneous income includes, for the three and six months ended September 30, 2013, Rs.431 (U.S.$6.75) from the resolution of litigation associated with the sale of one of the Company’s generic products in North America.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

15. Finance income/(expense), net

Finance income/(expense), net consists of the following:

	Six months ended				Three months ended
	September 30,				September 30,
	2013		2012		2013		2012
Interest income	Rs.	559	Rs.	463	Rs.	256	Rs.	226
Foreign exchange gain		230		129		361		338
Profit on sale of other investments		50		93		46		52
Interest expense		(618)		(526)		(372)		(245)

	Rs.	221	Rs.	159	Rs.	291	Rs.	371

16. Share capital and share premium

During the six months ended September 30, 2013 and 2012, 263,260 and 273,649 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. Each of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

17. Earnings per share

Basic earnings per share

The calculation of basic and diluted earnings per share for the six and three months ended September 30, 2013 was based on the profit attributable to equity holders of the Company of Rs.10,513 and Rs.6,904, respectively (as compared to a profit of Rs.7,285 and Rs.3,925 for the six months and three months ended September 30, 2012, respectively).

The weighted average number of equity shares outstanding, used for calculating basic earnings per share, were as follows:

	Six months ended September 30,
	2013		2012
Issued equity shares as on April 1		169,836,475		169,560,346
Effect of shares issued upon exercise of stock options		147,996		159,759
Weighted average number of equity shares at September 30		169,984,471		169,720,105
Earnings per share – Basic	Rs.	61.85	Rs.	42.93

	Three months ended September 30,
	2013		2012
Issued equity shares as on July 1		170,068,519		169,807,913
Effect of shares issued upon exercise of stock options		9,161		8,222
Weighted average number of equity shares at September 30		170,077,680		169,816,135
Earnings per share – Basic	Rs.	40.59	Rs.	23.12

The weighted average number of equity shares outstanding, used for calculating diluted earnings per share, were as follows:

	Six months ended September 30,
	2013		2012
Weighted average number of equity shares (Basic)		169,984,471		169,720,105
Dilutive effect of stock options outstanding		626,900		621,931
Weighted average number of equity shares (Diluted)		170,611,371		170,342,036
Earnings per share – Diluted	Rs.	61.62	Rs.	42.77

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17. Earnings per share (continued)

Basic earnings per share (continued)

	Three months ended September 30,
	2013		2012
Weighted average number of equity shares (Basic)		170,077,680		169,816,135
Dilutive effect of stock options outstanding		523,879		459,245
Weighted average number of equity shares (Diluted)		170,601,560		170,275,380
Earnings per share – Diluted	Rs.	40.47	Rs.	23.06

18. Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

Particulars	Number of Options under Category A	Number of Options under Category B	Total
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, extended the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, after the approval of shareholders at the Company’s Annual General Meeting held on July 20, 2012.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

Stock option activity during the period:

The terms and conditions of the grants made during the six months ended September 30, 2013 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	258,870	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	44,240	Rs.	5.00	1 to 4 years	5 years

The terms and conditions of the grants made during the six months ended September 30, 2012 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	335,110	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	58,140	Rs.	5.00	1 to 4 years	5 years

The weighted average inputs used in computing the fair value of such grants were as follows:

	Six months ended September 30,
	2013		2012
Expected volatility		20.50%		23.61%
Exercise price	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years
Risk-free interest rate		7.43%		8.21%
Expected dividends		0.72%		0.81%
Grant date share price	Rs.	2,077.30	Rs.	1,697.65

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee stock incentive plans (continued)

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the six months ended September 30, 2013 and 2012, amounts of Rs.204 and Rs.181, respectively, and for the three months ended September 30, 2013 and 2012, amounts of Rs.117 and Rs.105, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of September 30, 2013, there was approximately Rs.626 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.08 years.

19. Employee benefit plans

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The components of net periodic benefit cost for the six months ended September 30, 2013 and 2012 are as follows:

	Six months ended September 30,
	2013		2012
Service cost	Rs.	62	Rs.	46
Interest cost		39		30
Expected return on plan assets		(30)		(28)
Recognized net actuarial (gain)/loss		—		4

Net amount recognized	Rs.	71	Rs.	52

The components of net periodic benefit cost for the three months ended September 30, 2013 and 2012 are as follows:

	Three months ended September 30,
	2013		2012
Service cost	Rs.	31	Rs.	23
Interest cost		19		15
Expected return on plan assets		(15)		(14)
Recognized net actuarial (gain)/loss		—		2

Net amount recognized	Rs.	35	Rs.	26

Pension, seniority and severance plan

All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Employee benefit plans (continued)

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

The components of net periodic benefit cost for the six months ended September 30, 2013 and 2012 are as follows:

	Six months ended September 30,
	2013		2012
Service cost	Rs.	11	Rs.	12
Interest cost		12		12
Expected return on plan assets		(6)		(10)
Recognized net actuarial (gain)/loss		—		4

Net amount recognized	Rs.	17	Rs.	18

The components of net periodic benefit cost for the three months ended September 30, 2013 and 2012 are as follows:

	Three months ended September 30,
	2013		2012
Service cost	Rs.	5	Rs.	6
Interest cost		6		6
Expected return on plan assets		(3)		(5)
Recognized net actuarial (gain)/loss		—		2

Net amount recognized	Rs.	8	Rs.	9

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.363 and Rs.344 as at September 30, 2013 and March 31, 2013, respectively.

20. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the six months ended September 30, 2013 and 2012 was 11.1% and 20.5%, respectively. Income tax expense was Rs.1,320 for the six months ended September 30, 2013, as compared to income tax expense of Rs.1,877 for the six months ended September 30, 2012. The decrease in effective tax rate by 9.4% for the six months ended September 30, 2013 was primarily attributable to the following:

•

the effective tax rate for the six months ended September 30, 2013 was reduced by approximately 6.5% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad over a previously litigated tax matter; and

•

the effective tax rate for the six months ended September 30, 2012 was increased by approximately 1.75% on account of impairment of product intangibles and goodwill which are not deductible for tax purposes, and there was no corresponding impairment for the six months ended September 30, 2013.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Income taxes (continued)

The Company’s consolidated weighted average tax rate for the three months ended September 30, 2013 and 2012 was 10.3% and 27.8%, respectively. Income tax expense was Rs.792 for the three months ended September 30, 2013, as compared to income tax expense of Rs.1,512 for the three months ended September 30, 2012. The decrease in effective tax rate by 17.5% for the three months ended September 30, 2013 was primarily attributable to the following:

•

the effective tax rate for the three months ended September 30, 2013 was reduced by approximately 10% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad over a previously litigated tax matter; and

•

the effective tax rate for the three months ended September 30, 2012 was increased by approximately 2.7% on account of impairment of product intangibles and goodwill which are not deductible for tax purposes, and there was no corresponding impairment for the three months ended September 30, 2013.

Total tax benefit recognized directly in the equity amounted to Rs.310 and Rs.710 for the three and six months ended September 30, 2013 (as compared to tax expenses amounting to Rs.740 and Rs.482 for the three and six months ended September 30, 2012). Such tax expense/benefit was primarily due to tax effects on the foreign exchange gain/loss on cash flow hedges. Refer to Note 8 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

21. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	A.R. Life Sciences Private Limited towards purchases and sales of raw materials and intermediates;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences towards services for research and development;

•	Ecologic Technologies Limited for providing analytical services;

•	Ecologic Chemicals Limited (a subsidiary of Ecologic Technologies Limited) for purchases of active pharmaceutical ingredients and purchase of assets;

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

The following is a summary of significant related party transactions:

	Six months ended September 30,				Three months ended September 30,
	2013		2012		2013		2012
Purchases from significant interest entities	Rs.	579	Rs.	619	Rs.	313	Rs.	282
Purchase of assets from significant interest entities(1)		1,264		—		1,264		—
Sales to significant interest entities		300		318		193		214
Contribution to a significant interest entity towards social development		68		78		19		34
Services from significant interest entities		67		—		42		—
Lease rental paid under cancellable operating leases to key management personnel and their relatives		18		15		9		7
Hotel expenses paid		8		8		4		5

(1)	Refer to Note 27 for further details.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel:

Particulars	Six months ended September 30,				Three months ended September 30,
	2013		2012		2013		2012
Salaries	Rs.	137	Rs.	132	Rs.	69	Rs.	34
Contribution to defined contribution plans		7		7		3		3
Commission to directors*		110		165		55		98
Share-based payments expense		28		22		17		12

Total	Rs.	282	Rs.	326	Rs.	144	Rs.	147

*	Accrued based on estimated annual profit as of the applicable date in accordance with the terms of employment.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

The Company had the following amounts due from related parties:

	As at
Particulars	September 30, 2013		March 31, 2013
Significant interest entities	Rs.	112	Rs.	171
Key management personnel (towards rent deposits)		8		5

The Company had the following amounts due to related parties:

	As at
Particulars	September 30, 2013		March 31, 2013
Significant interest entities	Rs.	15	Rs.	23

22. Disclosure of Expense by Nature

The below tables disclose the details of expenses incurred by their nature for the six months ended September 30,2013 and 2012, respectively.

	Six months ended September 30, 2013
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	4,067	Rs.	6,379	Rs.	1,129	Rs.	11,575
Depreciation and amortization		1,820		1,338		188		3,346

	Six months ended September 30, 2012
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	3,455	Rs.	5,806	Rs.	639	Rs.	9,900
Depreciation and amortization		1,408		1,080		185		2,673

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Disclosure of Expense by Nature (continued)

The below tables disclose the details of expenses incurred by their nature for the three months ended September 30, 2013 and 2012, respectively.

	Three months ended September 30, 2013
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	2,094	Rs.	3,336	Rs.	575	Rs.	6,005
Depreciation and amortization		930		709		94		1,733

	Three months ended September 30, 2012
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	1,767	Rs.	3,048	Rs.	318	Rs.	5,133
Depreciation and amortization		727		554		95		1,376

23. Bonus Debentures

On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency	Interest Rate	Maturity	Aggregate Face Amount	Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	Rs.5 each	Rs.(Indian rupee)	9.25% per annum	36 months	Rs.5,078	Rs.5 each (plus interest)

The following is a summary of certain additional terms of the issuance:

•

Fully paid up bonus debentures carrying a face value of Rs.5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•

The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of Rs.5 each, plus any unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of 12, 24 and 36 months from the date of issuance.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23. Bonus Debentures (continued)

•

Issuance of these bonus debentures is treated as a “deemed dividend” under section 2(22)(b) of the Indian Income Tax Act, 1961 and accordingly, the Company is required to pay a dividend distribution tax.

•

Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of Rs.51 in directly attributable transaction costs payable to financial advisors. This amount was accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures was disclosed separately in the unaudited consolidated statement of cash flows as part of financing activities.

Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of Rs.843 has been recorded as part of a reduction from retained earnings in the audited consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred Rs.424, Rs.846 and Rs.846 from the profits earned during the six months ended September 30, 2013, the year ended March 31, 2013 and the year ended March 31, 2012, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. Therefore, in accordance with the deposit agreement between the Company and the Depositary, the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, which sold such bonus debentures on April 8, 2011. The Depositary converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

24. Contingencies

Litigations, etc.

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Contingencies (continued)

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, which was Rs.285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which was Rs.77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending. Based on its best estimate, the Company has recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, which is a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending several patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to claim infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

With the 30-month stay having elapsed and the compound patent, U.S. patent number 4,927,814, having expired on March 17, 2012, Roche filed a motion to obtain a preliminary injunction on February 11, 2012. The Company chose not to oppose the motion and the parties agreed to a Stipulation and Preliminary Injunction Order on February 21, 2012. On May 7, 2012, the Court granted the Company’s motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the preliminary injunction order was vacated and the Company launched its ibandronate sodium 150 mg tablets product. On October 1, 2012, the Court granted summary judgment in the Company’s favor finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. If Roche is ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to its sale of ibandronate sodium 150 mg tablets.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. Discovery is ongoing, and a trial is currently scheduled for March 2014.

Reclast and Zometa United States litigations

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totaling to Rs.12.5.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Contingencies (continued)

Environmental matters (continued)

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company’s bank guarantee required by the APP Control Board to Rs.6.25.

The Company has challenged the jurisdiction of the APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities, respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by the Company. Pursuant to such orders, the APP Committee visited the Company premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requests for further information to some of the manufacturing companies located around Hyderabad and Visakhapatnam. The Company was also requested to provide additional data and information, and it complied with the same.

After considering the report filed by the APP Committee, the APP Appellate Board passed its order on October 20, 2012 in favor of the Company and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it. The APP Appellate Board had also set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities. The state government passed an order on July 25, 2013 that allows the companies to manufacture any pharmaceutical products beyond the approved quantities, subject to the installation of zero liquid discharge facilities by such companies and also subject to the outcome of such cases in the National Green Tribunal.

Separately, the APP Control Board issued further notices to the Company on December 6, 2012 and February 28, 2013 seeking certain clarifications regarding the list of products, pollution (water and air) and compliance with “Consent for Operation and Consent for Establishment” pertaining to the Company’s four active pharmaceutical ingredients manufacturing units. After submission of necessary clarifications by the Company, the APP Control Board required the Company to forfeit and release to the APP Control Board the bank guarantee obtained by the Company of Rs.1 for two of the Company’s units, while releasing to the Company the bank guarantee of Rs.0.25 for the third unit. It has further directed the Company to submit an additional bank guarantee of Rs.8 for the aforesaid two units. The Company challenged the orders of the APP Control Board before the APP Appellate Board as well as the High Court of Andhra Pradesh (the “High Court”). The High Court has granted a stay on the aforesaid APP Control Board order which directed the Company to furnish an additional bank guarantee of Rs.8.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Contingencies (continued)

Indirect taxes related matters (continued)

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to the Company by objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities during the period from March 2008 to September 2009, and demanded payment of Rs.102 plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of Rs.102 plus a 100% penalty and interest thereon. The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2013, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of Rs.50. The Company has made the requisite deposit and is awaiting a hearing with the Central Excise Commissioner.

During the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to the Company demanding payment of Rs.125 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from October 2009 to March 2011. The Company responded to such show cause notice. In October 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of Rs.125 plus penalties of Rs.100 and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

In October 2012, the Central Excise Commissioner issued a third show cause notice to the Company demanding payment of Rs.51 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from April 2011 to March 2012. The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods. Tabulated below is the present position of writ petitions filed by the Company challenging FSA charges levied for the applicable fiscal period.

Fiscal period	Present position
Year ended March 31, 2009

On June 5, 2010, the APERC determined and approved the levy of FSA charges for the period from April 1, 2008 to March 31, 2009. On July 29, 2011, the Division Bench of the High Court set aside the APERC order. Subsequently, the power distribution companies appealed to the Supreme Court of India by filing a special leave petition, which is currently pending.

Year ended March 31, 2010

On January 17, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2009 to March 31, 2010. On September 26, 2012, the Division Bench of the High Court set aside the APERC order and it is now pending for consideration before the Full Bench of the High Court.

Years ended March 31, 2011 and 2012

On September 20, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2010 to March 31, 2012. The writ petitions filed by the Company were admitted by the High Court and the hearing is deferred until the disposal of previous petitions pending before the Full Bench of the High Court. Further, the High Court in its order dated December 4, 2012 noted that the power distribution companies had filed their claims for the period from July 1, 2010 to March 31, 2012 within the prescribed period, which they had not done for earlier periods, including the period from April 1, 2010 to June 30, 2010. Accordingly, the High Court granted a stay on collection of FSA charges for the period from April 1, 2010 to June 30, 2010 but refused to grant a stay for the period from July 1, 2010 to March 31, 2012.

Year ended March 31, 2013

On November 2, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2012 to June 30, 2012. The Company has filed a writ petition on February 4, 2013 before the High Court challenging this order.

On March 12, 2013, April 23, 2013 and June 29, 2013, the APERC determined and approved the levy of FSA charges for the periods from July 1, 2012 to September 30, 2012, October 1, 2012 to December 31, 2012 and January 1, 2013 to March 31, 2013, respectively. The Company is in the process of filing separate writ petitions before the High Court challenging these orders.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Contingencies (continued)

Fuel Surcharge Adjustments (continued)

Based on the orders from the High Court dated December 4, 2012, the Company has re-evaluated the possible outcome of the various writ petitions filed by it. Accordingly, after taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is approximately Rs.482. As of September 30, 2013, the Company has made “payments under protest” of Rs.171 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Other

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

25. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in the manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of September 30, 2013. Three representatives of the parent company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting. There is no change in the accounting for Reddy Kunshan on adoption of IFRS 11.

26. Agreement with Merck Serono

On June 6, 2012, the Company and Merck Serono entered into an agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. Pursuant to the arrangement, the Company will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will carry out manufacturing of the compounds and will lead Phase III development. All the related development expenditure will be shared by the parties in the proportion specified in the agreement.

Merck Serono will undertake commercialization globally, outside the United States and with the exception of select emerging markets which will be co-exclusive or where the Company maintains exclusive rights. The Company will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

The Company has evaluated its involvement in the arrangement under IFRS 11 and concluded that the arrangement is a joint operation. There is no change in the accounting for this arrangement on adoption of IFRS 11.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

27. Assets acquisition from Ecologic Chemicals Limited

On September 13, 2013, the Company entered into an asset purchase agreement with Ecologic Chemicals Limited, an entity in which two directors of the Company have equity interests. The Company paid Rs.1,264 (U.S.$20), excluding taxes and duties, for purchase of certain non-current and current assets. The acquisition of these assets will help to augment the Company’s manufacturing capacity and assist it in meeting the future business requirements of its PSAI segment.

The acquisition has been accounted for as a purchase of assets. The total purchase consideration has been allocated to the acquired assets as of September 13, 2013 based on a fair valuation carried out by the Company’s management as tabulated below:

Category	Amount
Land	Rs.	66
Buildings		382
Plant and machinery		702
Inventories		113
Other current assets		1

Grand total	Rs.	1,264

Buildings and plant and machinery are depreciated over the remaining useful life of the respective assets.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2013, all of which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Three months ended September 30, 2013 compared to the three months ended September 30, 2012

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended September 30,
	2013			2012
	(Rs. in millions)
	Amount		% of Revenues	Amount		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	33,575	100.0%	Rs.	28,809	100.0%	16.5%
Gross profit		19,469	58.0%		15,101	52.4%	28.9%
Selling, general and administrative expenses		9,736	29.0%		8,013	27.8%	21.5%
Research and development expenses		3,009	9.0%		1,759	6.1%	71.2%
Impairment loss on intangible assets		—	—		507	1.8%	—
Impairment loss on goodwill		—	—		181	0.6%	—
Other (income)/expense, net		(636)	(1.9%)		(397)	(1.4%)	60.4%
Results from operating activities		7,360	21.9%		5,038	17.5%	46.1%
Finance (expense)/income, net		291	0.9%		371	1.3%	21.5%
Share of profit of equity accounted investees, net of income tax		44	0.1%		28	0.1%	56.1%
Profit before income taxes		7,695	22.9%		5,437	18.9%	41.5%
Income tax expense		(792)	(2.3%)		(1,512)	(5.2%)	(47.6%)
Profit for the period	Rs.	6,903	20.6%	Rs.	3,925	13.6%	75.9%

Revenues

Our overall consolidated revenues were Rs.33,575 million for the three months ended September 30, 2013, an increase of 16.5% as compared to Rs.28,809 million for the three months ended September 30, 2012.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended September 30,
	2013			2012
	(Rs. in millions)
	Revenues		Revenues % of Total	Revenues		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	26,548	79%	Rs.	20,103	70%	32.1%
Pharmaceutical Services and Active Ingredients		6,403	19%		7,875	27%	(18.7%)
Proprietary Products		425	1%		303	1%	40.3%
Others		199	1%		528	2%	(62.3%)

Total	Rs.	33,575	100%	Rs.	28,809	100%	16.5%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.26,548 million for the three months ended September 30, 2013, an increase of 32% as compared to Rs.20,103 million for the three months ended September 30, 2012.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 27% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 6% resulting from the net impact of change in sales prices of products in this segment; and

•	the foregoing increases were partially offset by a 1% decrease resulting from reduced sales volumes of existing products.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.13,244 million for the three months ended September 30, 2013, an increase of 43% as compared to the three months ended September 30, 2012. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 18% in the three months ended September 30, 2013 as compared to the three months ended September 30, 2012.

This growth was largely attributable to the following:

•

revenues from new products launched between October 1, 2012 and September 30, 2013, such as azacitidine, decitabine, donepezil 23 mg, divalproex ER, finasteride (1mg), isotretinoin, zoledronic acid (4mg/5mL), zoledronic acid (5mg/100mL), and lamotrigine XL; and

•	gain in market shares of certain products, such as fondaparinux and omeprazole DR.

The following table sets forth, for the three months ended September 30, 2013, products that we launched in North America (the United States and Canada):

Product	Brand	Innovator
Azacitidine	Vidaza®	Celgene Corporation
Divalproex ER	Depakote® ER	GlaxoSmithKline
Donepezil 23 mg	Aricept® 23 mg	Eisai Inc
Decitabine	Dacogen®	Eisai Inc.

We expect to launch some additional key products in North America (the United States and Canada) during the years ending March 31, 2014 and 2015 and we remain optimistic about the long term growth opportunity in this market.

During the three months ended September 30, 2013, we made four new ANDA filings, and as of September 30, 2013 our cumulative ANDA filings were 204. As of September 30, 2013, we had 62 ANDAs pending approval at the U.S. FDA, of which 39 are Paragraph IV filings, and we believe we are the first to file with respect to 9 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2013 were Rs.4,207 million, an increase of 8.5% as compared to Rs.3,879 million for the three months ended September 30, 2012. This segment’s revenues in India for the three months ended September 30, 2013 were adversely affected by price reductions on some of this segment’s products, which were required as a result of such products being designated in the Drugs Price Control Order, 2013 as medicines which are subject to price controls in India under the National Pharmaceutical Pricing Policy 2012. Such revenues were also adversely impacted due to trade strikes by wholesale and retail traders in certain key states. We remain optimistic that our business will resume higher growth in India. According to IMS Health in its Moving Quarterly Total (“MQT”) report for the quarter ended September 30, 2013, our secondary sales in India grew by 13.0% in such period, as compared to the Indian pharmaceutical market’s growth of 6.3% in such period. During the three months ended September 30, 2013, we launched one new brand in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) for the three months ended September 30, 2013 were Rs.7,336 million, an increase of 42% as compared to the three months ended September 30, 2012.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2013 were Rs.4,647 million, an increase of 44% as compared to the three months ended September 30, 2012. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates) such revenues grew by 32% in the three months ended September 30, 2013 as compared to the three months ended September 30, 2012. Growth was largely on account of increased sales volumes of key existing products due to the early onset of the winter season during the three months ended September 30, 2013. According to IMS, a market research firm, as per its report for the three months ended September 30, 2013, our sales value growth for the three months ended September 30, 2013 was 9.1%, as compared to the Russian pharmaceutical market which had grown at 5.1% during the same period. IMS also reported that our sales volume growth for the three months ended September 30, 2013 was 2.5%, as compared to the Russian pharmaceutical market which decreased at a rate of 5.9% during the same period.

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.868 million for the three months ended September 30, 2013, a growth of 39% as compared to the three months ended September 30, 2012. This increase was primarily attributable to increases in sales quantities of existing products in Ukraine and Belarus, as well as revenues from the introduction of new products, primarily in Ukraine.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.1,820 million for the three months ended September 30, 2013, an increase of 36% as compared to the three months ended September 30, 2012. The growth was primarily attributable to increases in sales quantities in South Africa, Australia and Venezuela, which was partially offset by the impact of an approximately 32% devaluation of the Venezuelan bolivar in February 2013.

Germany: Our Global Generics segment’s revenues from Germany were Rs.1,049 million for the three months ended September 30, 2013, and remained flat as compared to the three months ended September 30, 2012. Revenues were flat primarily on account of our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2013 were Rs.6,403 million, a decrease of 19% as compared to the three months ended September 30, 2012. After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

decreased sales of active pharmaceutical ingredients, primarily attributable to lower sales from “launch molecules” (as defined below) to our customers during the three month period, which decreased our PSAI segment’s revenues by 18%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by 1%;

Sales from “launch molecules” refer to sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations.

During the three months ended September 30, 2013, we filed 8 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of September 30, 2013 were 590, including 188 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.19,469 million for the three months ended September 30, 2013, representing 58.0% of our revenues for that period, as compared to Rs.15,101 million for the three months ended September 30, 2012, representing 52.4% of our revenues for that period.

The following table sets forth, for the period indicated our gross profits by segment:

	For the three months ended September 30,
	2013			2012
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	17,559	66.1%	Rs.	11,858	59.0%
Pharmaceutical Services and Active Ingredients		1,577	24.6%		2,703	34.3%
Proprietary Products		406	95.4%		262	86.5%
Others		(73)	(36.7%)		278	52.8%

Total	Rs.	19,469	58.0%	Rs.	15,101	52.4%

Our consolidated gross profits increased from 52.4% during the three months ended September 30, 2012 to 58.0% during the three months ended September 30, 2013.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased from 59.0% during the three months ended September 30, 2012 to 66.1% during the three months ended September 30, 2013, due to the following:

•	higher contribution from new product launches with better margins; and

•	partially offset by growing pricing pressures, primarily in the United States.

The gross profits from our PSAI segment decreased from 34.3% during the three months ended September 30, 2012 to 24.6% during the three months ended September 30, 2013, due to the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products) primarily on account of lower sales from “launch molecules” to our customers during the three month period; and

•	increased pricing pressures on key products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.9,736 million for the three months ended September 30, 2013, an increase of 21.5% as compared to Rs.8,013 million for the three months ended September 30, 2012. After taking into account the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), which increased our selling, general and administrative expenses by 8.3%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 4.2%; and

•	increased legal and professional services cost, which increased our selling, general and administrative expenses by 3.6%.

As a proportion of our total revenues, our selling, general and administrative expenses increased from 27.8% during the three months ended September 30, 2012 to 29.0% during the three months ended September 30, 2013.

Research and development expenses

Our research and development costs were Rs.3,009 million for the three months ended September 30, 2013, an increase of 71% as compared to Rs.1,759 million for the three months ended September 30, 2012. Our research and development expenses were equal to 9.0% of our total revenues for the three months ended September 30, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Finance (expense)/income, net

Our net finance income was Rs.291 million for the three months ended September 30, 2013 as compared to a net finance income of Rs.371 million for the three months ended September 30, 2012. The decrease in net finance income was due to the following:

•	net foreign exchange gain of Rs.361 million for the three months ended September 30, 2013, as compared to net foreign exchange gain of Rs.338 million for the three months ended September 30, 2012;

•

profit on sale of investments of Rs.46 million for the three months ended September 30, 2013, as compared to profit on sale of investments of Rs.52 million for the three months ended September 30, 2012; and

•	net interest expense of Rs.116 million for the three months ended September 30, 2013, as compared to net interest expense of Rs.19 million for the three months ended September 30, 2012.

Profit before income taxes

As a result of the above, our profit before income taxes was Rs.7,695 million for the three months ended September 30, 2013, an increase of 42% as compared to Rs.5,437 million for the three months ended September 30, 2012.

Income tax expense

Income tax expense was Rs.792 million for the three months ended September 30, 2013, as compared to Rs.1,512 million for the three months ended September 30, 2012.

Our consolidated effective tax rate was 10.3% for the three months ended September 30, 2013, as compared to 27.8% for the three months ended September 30, 2012. The decrease in our effective tax rate was primarily attributable to:

•

the effective tax rate for the three months ended September 30, 2013 was reduced by approximately 10% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad over a previously litigated tax matter; and

•

the effective tax rate for the three months ended September 30, 2012 was increased by approximately 2.7% on account of impairment of our product intangibles and goodwill which are not deductible for tax purposes, and there was no corresponding impairment for the three months ended September 30, 2013.

Profit for the period

As a result of the above, our net income was Rs.6,903 million for the three months ended September 30, 2013, representing 20.6% of our total revenues for such period, as compared to Rs.3,925 million for the three months ended September 30, 2012, representing 13.6% of our total revenues for such period.

Section B:

Six months ended September 30, 2013 compared to the six months ended September 30, 2012

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the Six months ended September 30,
	2013			2012
	(Rs. in Millions)
	Amount		% of Revenues	Amount		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	62,024	100%	Rs.	54,215	100%	14.4%
Gross profit		34,488	55.6%		28,642	52.8%	20.4%
Selling, general and administrative expenses		18,530	29.9%		16,291	30.0%	13.8%
Research and development expenses		5,438	8.8%		3,322	6.1%	63.8%
Impairment loss on intangible assets		—	—		507	0.9%	—
Impairment loss on goodwill		—	—		181	0.3%	—
Other (income)/expense, net		(1,012)	(1.6%)		(615)	(1.1%)	64.7%
Results from operating activities		11,532	18.6%		8,956	16.5%	28.7%
Finance (expense)/income, net		221	0.4%		159	0.3%	39.3%
Share of profit of equity accounted investees, net of income tax		79	0.1%		47	0.1%	68.5%
Profit before income taxes		11,832	19.1%		9,162	16.9%	29.1%
Income tax (expense)/benefit		(1,320)	(2.1%)		(1,877)	(3.5%)	(29.7%)
Profit for the period	Rs.	10,512	16.9%	Rs.	7,285	13.4%	44.3%

Revenues

Our overall consolidated revenues were Rs.62,024 million for the six months ended September 30, 2013, an increase of 14% as compared to Rs.54,215 million for the six months ended September 30, 2012.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2013			2012
	(Rs. in Millions)
	Revenues		Revenues % to Total	Revenues		Revenues % to Total	Increase/ (Decrease)
Global Generics	Rs.	48,450	78%	Rs.	39,169	72%	23.7%
Pharmaceutical Services and Active Ingredients		12,271	20%		13,402	25%	(8.4%)
Proprietary Products		745	1%		681	1%	9.3%
Others		558	1%		963	2%	(42.1%)

Total	Rs.	62,024	100%	Rs.	54,215	100%	14.4%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.48,450 million for the six months ended September 30, 2013, an increase of 24% as compared to Rs.39,169 million for the six months ended September 30, 2012.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 24% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 4% resulting from the net impact of change in sales prices of products in this segment; and

•	the foregoing increases were partially offset by a 4% decrease resulting from reduced sales volumes of existing products.

North America: Our Global Generics segment’s revenues from North America (Unites States and Canada), for the six months ended September 30, 2013 were Rs.24,115 million, an increase of 40% as compared to Rs.17,191 million for the six months ended September 30, 2012.

The following table sets forth, for the six months ended September 30, 2013, products launched in North America:

Product	Brand	Innovator
Zoledronic acid (5mg/100ml)	Reclast® XR	Novartis AG
Lamotrigine XL	Lamictal® XR	GlaxoSmithKline
Azacitidine	Vidaza®	Celgene Corporation
Divalproex ER	Depakote® ER	GlaxoSmithKline
Donepezil 23 mg	Aricept® 23 mg	Eisai Inc.
Decitabine	Dacogen®	Eisai Inc.

India: Our Global Generics segment’s revenues from India were Rs.7,700 million for the six months ended September 30, 2013, an increase of 5% as compared to the six months ended September 30, 2012. During the six months ended September 30, 2013, we launched three new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) for the six months ended September 30, 2013 were Rs.13,302 million, an increase of 25% as compared to the six months ended September 30, 2012.

Russia: Our Global Generics segment’s revenues from Russia were Rs.8,302 million for the six months ended September 30, 2013, an increase of 23% as compared to the six months ended September 30, 2012.

Other Countries of former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.1,703 million, for the six months ended September 30, 2013, an increase of 34% as compared to the six months ended September 30, 2012.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.3,296 million for the six months ended September 30, 2013, an increase of 24% as compared to the six months ended September 30, 2012.

Germany: Our Global Generics segment’s revenue from Germany were Rs.2,177 million for the six months ended September 30, 2013, a decline of 15% as compared to the six months ended September 30, 2012.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2013 were Rs.12,271 million, a decline of 8% as compared to the six months ended September 30, 2012. After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

decreased sales of active pharmaceutical ingredients, primarily attributable to lower sales from “launch molecules” (as defined below) to our customers during the six month period, which decreased our PSAI segment’s revenues by 11%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by 3%;

Sales from “launch molecules” refer to sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations.

Gross Profit

Our total gross profit was Rs.34,488 million for the six months ended September 30, 2013, representing 55.6% of revenues for that period, as compared to Rs.28,642 million for the six months ended September 30, 2012, representing 52.8% of revenues for that period.

	For the six months ended September 30,
	2013			2012
	(Rs. in Millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	31,042	64%	Rs.	23,121	59%
Pharmaceutical Services and Active Ingredients		2,691	22%		4,423	33%
Proprietary Products		687	92%		611	90%
Others		68	12%		487	51%

Total	Rs.	34,488	56%	Rs.	28,642	53%

Our consolidated gross profits increased from 52.8% during the six months ended September 30, 2012 to 55.6% during the six months ended September 30, 2013.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased from 59.0% during the six months ended September 30, 2012 to 64.1% during the six months ended September 30, 2013, due to the following:

•	higher contribution from new product launches with better margins; and

•	partially offset by growing pricing pressures primarily in the United States.

The gross profits from our PSAI segment decreased from 33.0% during the six months ended September 30, 2012 to 21.9% during the six months ended September 30, 2013, due to the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products) primarily on account of lower sales from “launch molecules” to our customers during the six month period; and

•	increased pricing pressures on key products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.18,530 million for the six months ended September 30, 2013, an increase of 14% as compared to Rs.16,291 million for the six months ended September 30, 2012. After taking into account the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), which increased our selling, general and administrative expenses by 4.2%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 3.1%; and

•	increased legal and professional services cost, which increased our selling, general and administrative expenses by 3.1%.

As a proportion of our total revenues, our selling, general and administrative expenses has marginally decreased from 30.0% during the six months ended September 30, 2012 to 29.9% during the six months ended September 30, 2013.

Research and development expenses

Our research and development costs were Rs.5,438 million for the six months ended September 30, 2013, an increase of 64% as compared to Rs.3,322 million for the six months ended September 30, 2012. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Finance income/(expense), net

Our net finance income was Rs.221 million for the six months ended September 30, 2013, as compared to net finance income of Rs.159 million for the six months ended September 30, 2012. The increase in net finance income by Rs.62 million was attributable to:

•	net foreign exchange gain of Rs.230 million for the six months ended September 30, 2013, as compared to net foreign exchange gain of Rs.129 million for the six months ended September 30, 2012;

•	net interest expense of Rs.59 million for the six months ended September 30, 2013, as compared to Rs.63 million for the six months ended September 30, 2012; and

•	profit on sale of investments of Rs.50 million for the six months ended September 30, 2013, as compared to Rs.93 million for the six months ended September 30, 2012.

Profit before income taxes

As a result of the above, our profit before income taxes was Rs.11,832 million for the six months ended September 30, 2013, an increase of 29% as compared to Rs.9,162 million for the six months ended September 30, 2012.

Income tax expense

Income tax expense was Rs.1,320 million for the six months ended September 30, 2013, as compared to Rs.1,877 million for the six months ended September 30, 2012.

Our consolidated effective tax rate was 11.1% for the six months ended September 30, 2013, as compared to 20.5% for the six months ended September 30, 2012. The decrease in our effective tax rate was primarily attributable to:

•

the effective tax rate for the six months ended September 30, 2013 was reduced by approximately 6.5% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad over a previously litigated tax matter; and

•

the effective tax rate for the six months ended September 30, 2012 was increased by approximately 1.75% on account of impairment of our product intangibles and goodwill which are not deductible for tax purposes, and there was no corresponding impairment for the six months ended September 30, 2013.

Profit for the period

As a result of the above, our net income was Rs.10,512 million for the six months ended September 30, 2013, representing 17% of our total revenues for such period, as compared to Rs.7,285 million for the six months ended September 30, 2012 representing 13% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.

As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

The following table summarizes our statements of cash flows for the periods presented:

	Six months ended September 30,
	2013		2013		2012
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	85	Rs.	5,325	Rs.	7,214
Investing activities		(50)		(3,129)		(6,524)
Financing activities		49		3,065		(1,182)

Net increase/(decrease) in cash and cash equivalents	U.S.$	84	Rs.	5,261	Rs.	(492)

Operating Activities

The net result of operating activities was a cash inflow of Rs.5,325 million for the six months ended September 30, 2013, as compared to a cash inflow of Rs.7,214 million for the six months ended September 30, 2012. Our earnings before interest expense, tax expense, depreciation, impairment and amortization (“EBITDA”) for the six months ended September 30, 2013 was Rs.15,237 million, as compared to Rs.12,586 million for the six months ended September 30, 2012. However, the net cash from operating activities for the six months ended September 30, 2013 was lower by Rs.1,889 million as compared to the six months ended September 30, 2012, primarily due to the following reasons:

•

Increases in our payment of tender rebates during the six months ended September 30, 2013 to the various statutory healthcare insurance (“SHI”) funds in Germany related to contracts procured in competitive bidding tenders; and

•

Increases in various balances and receivables from governmental authorities in India, primarily representing amounts receivables from the excise, value added tax and customs authorities of India and the unutilized excise input credits on purchases and are included in our “other current assets”. This increase was primarily due to increased sales volumes as well as delayed payment from the statutory authorities during the six months ended September 30, 2013. We expect these balances to be paid in the near term and we do not foresee any material payment risks, as these are receivables from governmental authorities.

Our average days’ sales outstanding (“DSO”) computed based on the most recent quarter’s sales, as at September 30, 2013, June 30, 2013 and September 30, 2012, were 91 days, 93 days and 84 days, respectively.

Investing Activities

Our investing activities resulted in a net cash outflow of Rs.3,129 million for the six months ended September 30, 2013, as compared to a net cash outflow of Rs.6,524 million for the six months ended September 30, 2012. This decrease in net cash outflow of Rs.3,395 million was primarily due to:

•

a net decrease in investments in ‘mutual funds’ and ‘fixed deposits having a maturity of more than three months’ by Rs.5,518 million during the six months ended September 30, 2013, as compared to the six months ended September 30, 2012; and

•

a net increase in amounts spent on property, plant and equipment by Rs.2,063 million during the six months ended September 30, 2013, as compared to the six months ended September 30, 2012. The amount spent on property, plant and equipment during the six months ended September 30, 2013 includes Rs.1,150 million (excluding taxes and duties) spent on assets acquired from Ecologic Chemicals Limited.

Financing Activities

Our financing activities resulted in a net cash inflow of Rs.3,065 million for the six months ended September 30, 2013, as compared to a net cash outflow of Rs.1,182 million for the six months ended September 30, 2012.

During the six months ended September 30, 2013, we borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan for the purpose of our ongoing capital investments. During the same period, we also repaid some of our short term borrowings amounting to Rs.3,529 million from the surplus cash generated from operations.

In comparison, we made a net repayment of Rs.23 million of our long term loans and borrowed Rs.1,960 million pursuant to short term loans for general working capital requirements during the six months ended September 30, 2012.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of September 30, 2013:

Debt	Principal Amount				Currency	Interest Rate
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Packing credit foreign currency borrowings	U.S.$	275	Rs.	17,183	USD EURO RUB	LIBOR + 50 to 85 bps LIBOR + 50 to 65 bps 7.25% to 7.50%
Borrowings on transfer of receivables		23		1,467	RUB	7.50% to 7.65%
Other foreign currency borrowings		5		313	USD	LIBOR + 100 bps
Bonus debentures		81		5,078	INR	9.25%
Long-term loan from banks by Swiss subsidiary		220		13,773	USD	LIBOR+145 bps
Long-term loans from banks by the parent company		150		9,391	USD	LIBOR + 179 bps
Long-term loans from banks by UK subsidiary		16		1,012	GBP	LIBOR + 130 bps

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

ITEM 4. RECENT DEVELOPMENTS

National Pharmaceuticals Pricing Policy, 2012

In December 2012, India enacted the National Pharmaceuticals Pricing Policy, 2012, which caused 348 drugs listed in National List of Essential Medicines (“NLEM”) to be subject to price controls in India. On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for these drugs. As per this order, the ceiling prices of each of the drugs are determined based on the average prices of all brands (including generic versions) of the medicine having an Indian market share of at least 1% of the total market turnover of that medicine. The individual drug price ceilings are being published in a phased manner by the National Pharmaceutical Pricing Authority. Price ceilings for a majority of our drugs listed in NLEM have been published. Based on these publications and, for the products where these prices are not yet published, based on the information on prices of manufacturers available as per IMS Health, we believe that we could be adversely impacted by approximately 4% of our annual revenues from sales of all of our products in India.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: November 22, 2013	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary